UNITED STATESSECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)*

          Toreador Resources Corporation
(Name of Issuer)

        Common Stock, par value $0.15625 per share
(Title of Class of Securities)

          891050-10-6
(CUSIP Number)

David M. Brewer
c/o The Madison Group
590 Madison Avenue, 21st Floor
New York, NY 10022
                                                                                   (212) 521-4241
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                         April 22, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David M. Brewer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER 1,742,323

8 SHARED VOTING POWER 45,733
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 1,742,323

10 SHARED DISPOSITIVE POWER 45,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.65% (1)

14	TYPE OF REPORTING PERSON IN

(1)    Based upon 9,500,317 Shares outstanding as of April 20, 2004 (according to information received from the Issuer), plus (i) 319,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of April 21, 2004 upon the conversion of a convertible debenture held by PHD Partners, LP; (ii) 21,667 Shares which Mr. David Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 21,667 Shares which Mr. Herbert Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust.

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Herbert L. Brewer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER 369,277

8 SHARED VOTING POWER 0
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 369,277

10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.65% (1)

14	TYPE OF REPORTING PERSON IN

(1)    Based upon 9,500,317 Shares outstanding as of April 20, 2004 (according to information received from the Issuer), plus (i) 319,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of April 21, 2004 upon the conversion of a convertible debenture held by PHD Partners, LP; (ii) 21,667 Shares which Mr. David Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 21,667 Shares which Mr. Herbert Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust.

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph E. Griesedieck, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER 5,000

8 SHARED VOTING POWER 45,733
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 5,000

10 SHARED DISPOSITIVE POWER 45,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.65% (1)

14	TYPE OF REPORTING PERSON IN

(1) Based upon 9,500,317 Shares outstanding as of April 20, 2004 (according to information received from the Issuer), plus (i) 319,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of April 21, 2004 upon the conversion of a convertible debenture held by PHD Partners, LP; (ii) 21,667 Shares which Mr. David Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 21,667 Shares which Mr. Herbert Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust.

        This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 1 to Schedule 13D filed on March 31, 2003 (the “Amendment No. 1”), by David M. Brewer and Joseph E. Griesedieck, III, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Amendment No. 1.

Item 2.     Identity and Background.

        Item 2 is hereby amended and restated in its entirety to read as follows:

“(a) This Amendment is being filed on behalf of (i) David M. Brewer, (ii) Herbert L. Brewer, and (iii) Joseph E. Griesedieck, III (collectively, the “Filing Persons”)

        (b)        The principal business address of Mr. David Brewer is c/o The Madison Group, 590 Madison Avenue, 21st Floor, New York, New York 10022, the principal business address of Mr. Herbert Brewer is 2 Cedro Place, Dallas, Texas 75230, and the principal business address of Mr. Griesedieck is c/o The Madison Group, 590 Madison Avenue, 21st Floor, New York, New York 10022.

        (c)        The principal business of Mr. David Brewer is serving as an investor and entrepreneur, The principal business of Mr. Herbert Brewer is serving as an investor, and the principal business of Mr. Griesedieck is serving as an investor and entrepreneur.

        (d)        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)        Each of the Filing Persons is a citizen of the United States of America.”

Item 3.     Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended and restated in its entirety to read as follows:

        “Between November 1, 2001 and November 15, 2001, Mr. David Brewer purchased 38,733 Shares for an aggregate purchase price of approximately $159,760 using personal funds.

        Between November 1, 2001 and November 15, 2001, Mr. Herbert Brewer purchased 38,733 Shares for an aggregate purchase price of approximately $159,760 using personal funds.

        In December 2001, pursuant to the terms and provisions of that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, MOC Acquisition Corporation and Madison Oil Company (“Madison”), dated as of October 3, 2001, (i) Mr. David Brewer acquired 1,266,261 Shares upon the exchange of shares of common stock of Madison held directly by Mr. David Brewer, (ii) PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner (“PHD Partners”), acquired 124,433 Shares upon the exchange of shares of common stock of Madison held directly by PHD Partners, (iii) a convertible debenture of Madison in the principal amount of $2,159,746 held by PHD Partners, which convertible debenture was initially convertible into shares of common stock of Madison, was amended to become convertible into an aggregate of 319,962 Shares (as amended, the “Madison Convertible Debenture”) and Mr. Herbert Brewer acquired 173,377 Shares upon the exchange of shares of common stock of Madison held directly by Mr. Herbert Brewer.

        On April 25, 2002, Mr. David Brewer transferred an aggregate of 38,733 Shares to JD Associates, an investment venture jointly formed by Messrs. David Brewer and Griesedieck (“JD Associates”), in exchange for no consideration.

        On November 1, 2002, Mr. Herbert Brewer purchased $250,000 of Series A-1 Convertible Preferred Stock, which is convertible into 62,500 Shares using personal funds.

        On November 1, 2002, the Herbert L. and Paulyne Brewer 1992 Trust, for which Mr. Herbert Brewer is the trustee (the “Trust”), purchased $250,000 of Series A-1 Convertible Preferred Stock, which is convertible into 62,500 Shares using personal funds.

        On March 19, 2003, Mr. Herbert Brewer purchased an aggregate of 4,000 Shares for an aggregate purchase price of approximately $9,800 using personal funds.

        On March 20, 2003, JD Associates purchased an aggregate of 5,000 Shares for an aggregate purchase price of approximately $12,050 using personal funds contributed by Mr. Griesedieck.

        On March 24, 2003, Mr. Griesedieck purchased an aggregate of 5,000 Shares in accounts held by his children for an aggregate purchase price of approximately $12,100 using personal funds.

        On April 2, 2003, Mr. Herbert Brewer purchased an aggregate of 800 Shares for an aggregate purchase price of approximately $2,176 using personal funds.

        On April 4, 2003, Mr. Herbert Brewer purchased an aggregate of 4,200 Shares for an aggregate purchase price of approximately $11,256 using personal funds.

        On April 4, 2003, JD Associates purchased an aggregate of 1,000 Shares for an aggregate purchase price of approximately $2,690 using personal funds contributed by Mr. David Brewer and Mr. Griesedieck.

        On April 7, 2003, JD Associates purchased an aggregate of 1,000 Shares for an aggregate purchase price of approximately $2,800 using personal funds contributed by Mr. David Brewer and Mr. Griesedieck.

        On April 8, 2003, Mr. David Brewer, through a profit sharing plan, purchased an aggregate of 5,000 Shares for an aggregate purchase price of approximately $14,250 using profit sharing plan funds.

        On April 10, 2003, Mr. David Brewer, through a profit sharing plan, purchased an aggregate of 1,000 Shares for an aggregate purchase price of approximately $2,850 using profit sharing plan funds.

        On April 14, 2003, Mr. David Brewer, through a profit sharing plan, purchased an aggregate of 3,600 Shares for an aggregate purchase price of approximately $10,260 using profit sharing plan funds.

        On April 15, 2003, Mr. David Brewer, through a profit sharing plan, purchased an aggregate of 400 Shares for an aggregate purchase price of approximately $1,140 using profit sharing plan funds.

        On April 15, 2003, Mr. Herbert Brewer purchased an aggregate of 1,500 Shares for an aggregate purchase price of approximately $4,305 using personal funds.”

Item 4.     Purpose of Transaction.

        Item 4 is hereby amended and restated in its entirety to read as follows:

        “The Filing Persons acquired the Shares described herein for investment purposes. Except as described herein, the Filing Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, market and industry conditions, the Filing Persons may also acquire additional Shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales of the Shares may be made by the Filing Persons at any time without prior notice.

        Depending upon the foregoing factors and to the extent deemed advisable in light of the general investment policies of the Filing Persons, or other factors, the Filing Persons may formulate other purposes, plans, or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that the Filing Persons will take any of the actions set forth above. To the knowledge of each member of the Reporting Persons, each of the persons listed in Item 2 herein may make similar evaluations from time to time or on an ongoing basis.

        Mr. Herbert Brewer and Mr. David Brewer were initially selected to the Board of Directors of the Issuer on December 31, 2002, and are currently serving terms which will expire at the next annual meeting. However, Mr. Herbert Brewer and Mr. David Brewer have agreed to be nominated for reelection to the Board of Directors of the Issuer.”

Item 5.     Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety to read as follows:

        “(a)        The Filing Persons may be deemed to beneficially own 2,162,333 Shares. Of the 2,162,333 Shares reported in this Item 5(a), (i) 1,266,261 Shares are held directly by Mr. David Brewer, (ii) 222,610 Shares are held directly by Mr. Herbert Brewer, (iii) 5,000 Shares are held directly by Mr. Griesedieck’s children, for which he has sole voting and dispositive power pursuant to the Uniform Gifts to Minors Act, (iv) 45,733 Shares are held directly by JD Associates, (v) 124,433 Shares are held directly by PHD Partners, L.P., a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner (“PHD Partners”) (vi) 319,962 Shares may be acquired by PHD Partners within 60 days of April 21, 2004 upon the conversion of the Madison Convertible Debenture held by PHD Partners, (vii) 21,667 Shares may be acquired by Mr. David Brewer within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. David Brewer, (viii) 10,000 Shares are held by a profit sharing plan for Mr. David Brewer, (ix) 21,667 Shares may be acquired by Mr. Herbert Brewer within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (x) 125,000 Shares may be acquired by Mr. Herbert Brewer upon conversion of shares of Series A-1 Convertible Preferred Stock of which 62,500 Shares are beneficially owned through the Trust.

        These 2,162,333 Shares represent approximately 21.65% of the Shares based upon 9,500,317 Shares outstanding as of April 20, 2004 (according to information received from the Issuer) plus (i) 319,962 Shares which PHD Partners may acquire within 60 days of April 21, 2004 upon the conversion of a convertible debenture held by PHD Partners; (ii) 21,667 Shares which Mr. David Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 21,667 Shares which Mr. Herbert Brewer may acquire within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock of which 62,500 Shares are beneficially owned through the Trust.

        Mr. David Brewer and Mr. Herbert Brewer have no voting power or dispositive power over 5,000 Shares which are held directly by Mr. Griesedieck’s children. Mr. David Brewer and Mr. Herbert Brewer expressly disclaim beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. David Brewer or Mr. Herbert Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of such Shares.

        Mr. Griesedieck and Mr. Herbert Brewer have no voting power or dispositive power over (i) 1,266,261 Shares which are held directly by Mr. David Brewer, (ii) 124,433 Shares which are held directly by PHD Partners, (iii) 319,962 Shares which may be acquired by PHD Partners within 60 days of April 21, 2004 upon the conversion of the Madison Convertible Debenture held by PHD Partners, (iv) 21,667 Shares which may be acquired by Mr. David Brewer within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. David Brewer, and (v) 10,000 Shares held by a profit sharing plan for Mr. David Brewer. Mr. Griesedieck and Mr. Herbert Brewer expressly disclaim beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Griesedieck or Mr. Herbert Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

        Mr. Griesedieck and Mr. David Brewer have no voting power or dispositive power over (i) 222,610 Shares which are held directly by Mr. Herbert Brewer, (ii) 21,667 Shares which may be acquired by Mr. Herbert Brewer within 60 days of April 21, 2004 upon the exercise of outstanding stock options held by Mr. Herbert Brewer, and (iii) 125,000 Shares may be acquired by Mr. Herbert Brewer upon conversion of shares of Series A-1 Convertible Preferred Stock of which 62,500 Shares are beneficially owned through the Trust. Mr. Griesedieck and Mr. David Brewer expressly disclaim beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Griesedieck or Mr. David Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

        Mr. Herbert Brewer has no voting power or dispositive power over 45,733 Shares which are held directly by JD Associates. Mr. Herbert Brewer expressly disclaims beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Herbert Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of such Shares.

        (b)        Of the 2,162,333 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. David Brewer has (i) sole power to vote or direct the vote of 1,742,323 Shares, (ii) shared power to vote or direct the vote of 45,733 Shares, (iii) sole power to dispose or direct the disposition of 1,742,323 Shares and (iv) shared power to dispose or direct the disposition of 45,733 Shares.

        Of the 2,162,333 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. Griesedieck has (i) sole power to vote or direct the vote of 5,000 Shares, (ii) shared power to vote or direct the vote of 45,733 Shares, (iii) sole power to dispose or direct the disposition of 5,000 Shares and (iv) shared power to dispose or direct the disposition of 45,733 Shares.

        Of the 2,162,333 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. Herbert Brewer has (i) sole power to vote or direct the vote of 369,277 Shares, (ii) shared power to vote or direct the vote of 0 Shares, (iii) sole power to dispose or direct the disposition of 369,277 Shares and (iv) shared power to dispose or direct the disposition of 0 Shares.

        (c)        Not applicable.

        (d)        Mr. Griesedieck’s children have the right to receive dividends from, and the proceeds from the sale of 5,000 of the 2,162,333 Shares reported in Item 5(a) above. Mr. David Brewer, as beneficiary of the Trust, has the right to receive dividends and proceeds from the sale of 62,500 Shares owned by the Trust as reported in Item 5(a) above.

        (e)        Not applicable.”

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended and restated in its entirety to read as follows:

        “The Madison Convertible Debenture held by PHD Partners has a principal amount of $2,159,746 and an interest rate of 6% per annum, which interest may be paid in cash or Shares. This debenture was amended and restated effective as of March 31, 2004, which included lowering the interest rate to 6% per annum. PHD Partners may convert the principal amount of the Madison Convertible Debenture into an aggregate of 319,962 Shares based upon a conversion price of $6.75 per Share.

        Mr. David Brewer is a director of the Issuer. As of the date hereof, Mr. David Brewer has the right to acquire up to an aggregate of 40,000 Shares upon the exercise of stock options granted to Mr. David Brewer pursuant to the Issuer’s 2002 Stock Option Plan and the Issuer’s Amended and Restated 1994 Non-Employee Directors Plan.

        Mr. Herbert Brewer is a director of the Issuer. As of the date hereof, Mr. Herbert Brewer has the right to acquire up to an aggregate of 40,000 Shares upon the exercise of stock options granted to Mr. Herbert Brewer pursuant to the Issuer’s 2002 Stock Option Plan and the Issuer’s Amended and Restated 1994 Non-Employee Directors Plan.

        Mr. David Brewer, as beneficiary of the Trust, has the right to receive dividends and proceeds from the sale of 62,500 owned by the Trust as reported in Item 5(a) above.

        Due to the relationship between the Filing Persons, Mr. David Brewer, Mr. Herbert Brewer and Mr. Griesedieck may be deemed to be acting in concert in connection with the Shares. However, the Filing Persons have disclaimed certain beneficial ownership of the Shares as reported in Item 5(a) above. ”

Item 7.    Material to Be Filed as Exhibits.

        Item 7 is hereby amended and restated in its entirety to read as follows:

“Exhibit A.	Joint Filing Agreement, dated April 22, 2004, entered into by and between David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III.”

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 22, 2004

By: /s/ David M. Brewer David M. Brewer

By: /s/ Herbert L. Brewer Herbert L. Brewer

By: /s/ Joseph E. Griesedieck, III Joseph E. Griesedieck, III

EXHIBIT A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Toreador Resources Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 22, 2004.

By: /s/ David M. Brewer David M. Brewer

By: /s/ Herbert L. Brewer Herbert L. Brewer

By: /s/ Joseph E. Griesedieck, III Joseph E. Griesedieck, III